 NEWS RELEASE

For Immediate Release
April 7, 2009

Canwest Completes Sale of its Score Media Inc. Holdings

WINNIPEG – Canwest Global Communications Corp.  today announced that its subsidiary, CW Media Inc. (“CW  Media”), has received gross proceeds of approximately $6.6 million as a result of tendering its 16.6 million shares in an issuer bid by Score Media Inc. (“SMI”).

On March 2, 2009 Canwest and CW Media sold 9.0 million Class A Shares at $0.40 per share by way of private placement with gross proceeds of $1.6 million going to Canwest and $2.0 million to CW Media. CW Media intends to now convert its outstanding 4,434 Special Voting Shares of SMI into Class A Shares and sell them in the open market.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites, radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com